October 11, 2002

PRESS RELEASE

Trading Symbol:  TSE-CZN

CANADIAN ZINC COMPLETES THIRD AND FINAL TRANCHE OF NON-BROKERED FINANCING.

Canadian Zinc Corporation (“the Company”) is pleased to announce the closure of the final part of a non-brokered financing to raise $39,727.90 (See News Releases dated July 16, August 06, 2002 and September 13, 2002).  This part of the financing was both flow-through shares and non flow-through units.  A total of 100,000 flow-through shares were issued at a price of $0.23 per share to one placee.  Additionally, 72,730 non flow-through units were issued to one placee, priced at $0.23 per unit.  Each unit consists of one non flow-through share and one-half of a share purchase warrant to purchase a share at $0.23 per share over the next 18 months.

Proceeds from this financing and subsequent fund raising efforts will be used at Damoti Lake to continue exploration on this high-grade gold property and on the Company’s Prairie Creek base metals property.  Non-Flow through funds will be expended on general working capital.

Canadian Zinc signed an option on the 4600-hectare Damoti Lake high-grade gold project with Doublestar Resources Ltd. in June 2002.  Both Companies recognised an opportunity to further explore and expand the gold potential on the property.  For a complete review of the Company, the Prairie Creek Base Metals Property and the Damoti Lake Gold Project, please visit our web site at www.canadianzinc.com

“John A. MacPherson”

John A. MacPherson
Chairman

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.